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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                                 Commission File
                                                                Number (1-10113)


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: December 31, 2003
                           -----------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant        HALSEY DRUG CO., INC.
                       -----------------------------
Former Name if Applicable


Address of Principal Executive Office (Street and Number)

616 N. North Court, Suite 120
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City, State and Zip Code

Palatine, Illinois 60067
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                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company has recently completed an offering of its convertible senior secured debentures in the principal amount of approximately $12.3 million (the "Offering"). The completion of the Offering was announced by press release dated February 10, 2004. The Company has also recently executed an asset purchase agreement, which, subject to certain conditions, including the receipt of approval of the Company's shareholders, provides for the Company's sale of substantially all of its assets located at its Congers, New York facilities (the "Asset Sale"). The execution of the asset purchase agreement was announced by press release dated March 24, 2004. Due to the time-consuming nature of the Offering and the Asset Sale, the completion of the Company's financial statements for year ended December 31, 2003 and the Form 10-K has been delayed. Management anticipates that filing of the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003 will occur on or before the 15th calendar day following its prescribed due date.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Peter Clemens, Chief Financial Officer              (847) 705-7709
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     (Name)                                       (Area Code) (Telephone Number)


(2)  Have all other periodic reports
     required under section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the
     Investment Company Act of 1940
     during the preceding 12 months or                  [X] Yes No [ ]
     for such shorter period that the
     registrant was required to file
     such report(s) been filed? If the
     answer is no, please identify
     report(s).


(3)  Is it anticipated that any
     significant change in results of
     operations from the corresponding
     period for the last fiscal year                    [ ] Yes  No [X]
     will be reflected by the earnings
     statements to be included in the
     subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              HALSEY DRUG CO., INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2004                By:        /s/ Peter Clemens
                                       -----------------------------------------
                                               Peter Clemens, Vice President
                                               and Chief Financial Officer